Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

September 12, 2008

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attention: Mark P. Shuman, Legal Branch Chief

Re:	Sun Microsystems, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 4, 2008

File No. 000-15086

Dear Mr. Shuman,

In response to your letter dated September 11, 2008, we have reviewed the Staff’s comments and questions related to Sun Microsystems, Inc.’s (the “Company”) Preliminary Proxy Statement for the Company’s 2008 Annual Meeting of Stockholders (the “Proxy Statement”).

Proposal 3

1.	We note that you are currently presenting four amendments to your charter and bylaws as a single proposal both in the body of your filing and the form of proxy. Please tell us in your response letter what consideration you gave to presenting each of the proposed charter and bylaw amendments separately, and to providing separate boxes on the on the form of proxy for shareholders to specify a choice between approval, disapproval or abstention with respect to each such amendment. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

We considered separating the proposed amendments to eliminate the supermajority provisions in our charter and bylaws in the Proxy Statement but ultimately concluded that it was most appropriate to present the amendments as a single proposal (the “Proposal”). Rules 14a-4(a)(3) and 14a-4(b)(1) require that “each separate matter intended to be acted upon” be presented in the form of proxy. It is our view that the proposed amendments together comprise a single matter—namely, the elimination of supermajority voting provisions—and that to separate the matter into four separate proposals would serve only to confuse and frustrate our stockholders.

At our 2007 annual meeting of stockholders, our stockholders overwhelmingly approved a stockholder-sponsored proposal to “take each step necessary to adopt a simple majority vote to apply to the greatest possible extent” (the “2007 Stockholder Proposal”). In response, the Board of Directors of the Company (the “Board”) requested its Corporate Governance and Nominating Committee (the “CGNC”) to complete a thorough review of our corporate governance provisions, including those contained in our charter and bylaws, to address the concerns of the stockholders. The CGNC concluded that it was in the best interests of the Company and its stockholders to amend the charter and bylaws to eliminate the supermajority provisions contained therein. Accordingly, the Board approved the proposed amendments to our charter and bylaws, subject to stockholder approval. Therefore, the Board has taken all steps necessary to adopt simple majority voting to the greatest possible extent.

We could have separated the proposed amendments and conditioned the implementation of each on the approval of all. However, we feel that presenting the proposed amendments together is most responsive to our stockholders and will avoid stockholder confusion because we believe that there is only one underlying issue, the elimination of the supermajority voting. Stockholders are less likely to be confused by one proposal that directly responds to the 2007 Stockholder Proposal, rather than three separate proposals conditioned upon one another. If we were to present the proposed amendments as separate proposals, our stockholders could be led to the false impression that conditioning the proposed amendments was a way for the Board to complicate the issue in order to avoid responding to the 2007 Stockholder Proposal.

In addition, we received the same stockholder-sponsored proposal for inclusion in the Proxy Statement related to the same issue, the adoption of simple majority voting in our charter and bylaws (the “2008 Stockholder Proposal”). Again, the underlying issue in the 2008 Stockholder Proposal is the elimination of the supermajority provisions in our charter and bylaws. In response to the 2008 Stockholder Proposal, we submitted a no-action request to the Securities and Exchange Commission to exclude the 2008 Stockholder Proposal on the basis that the Proposal substantially implements the 2008 Stockholder Proposal. Our request was granted on August 28, 2008. Separating the Proposal into four discrete proposals could call into question the validity of the no-action request and would likely raise the ire of the proponent of the 2008 Stockholder Proposal due to the confusing effect the presentation would have.

We note that recent proxy statements filed by Dollar Tree, Inc. (Definitive Proxy Statement filed May 9, 2008) and Jetblue Airways Corporation (Definitive Proxy Statement filed April 21, 2008) each included single, company-sponsored proposals to eliminate supermajority voting provisions in both the charter and bylaws, which supports our view that the elimination of supermajority voting should be viewed as a single issue.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (650) 960-1300 if you should have any further comments or questions concerning this matter.

Sincerely,

/s/ Craig Norris
Craig Norris
Vice President, Corporate Law, and Assistant Secretary

cc:	David L. Orlic, SEC Division of Corporation Finance

Katherine Wray, SEC Division of Corporation Finance

Michael A. Dillon, Sun Microsystems, Inc.

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